

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2010

VIA U.S. MAIL

Jonathan C. Gold
Senior Vice President, General Counsel, and Secretary
Quality Distribution, Inc.
4041 Park Oaks Boulevard, Suite 200
Tampa, FL 33610

Re: Quality Distribution, LLC
Form 10-K for the Year Ended December 31, 2008
Filed March 13, 2009
Form 10-K for the Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-24180

Dear Mr. Gold:

We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief